SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Yields Climb Back to 20.0 Cents (R$) in October

Yield recovery is in line with the Company’s expectations

São Paulo, November 10, 2011 – GOL Linhas Aéreas Inteligentes S.A. (BM&FBovespa: GOLL4 and NYSE: GOL), (S&P/Fitch: BB-/BB-, Moody`s: B1), the largest low-cost and low-fare airline in Latin America,  recorded year-on-year demand growth of 3.5% with a load factor of 65.2% in the domestic market.

Demand

GOL’s domestic demand grew by 3.5% over October 2010. The smaller increase in domestic demand was due to the 7.0% upturn in average yields between the periods, in an upward trend seen since the end of August, when the Company began to focus more strongly on fare recovery.  In addition, the fact that the October 12 holiday fell on a Wednesday, not allowing for an extended weekend as it did in 2010, contributed to the smaller growth in domestic traffic.

In comparison with the previous month, demand fell by 3.1%, chiefly due to the higher average yield on GOL’s route network.

Demand on the Company’s international route network fell by 15.8% year-on-year, due to: (i) the return of three B767 aircraft that had been chartered out for international flights; (ii) the discontinuation of flights to Bogotá, in Colombia; and (iii) the 4.5% depreciation of the Real against the dollar. In comparison with September, international demand remained virtually flat, increasing by only 0.4%.

Operating Data	October 2011(*)(**)	September 2010(*)(**)	% Chg. (YoY)	September 2011(*)(**)	% Chg. (MoM)
Total System
ASK (mm)(1)	4,235.2	3,861.8	9.7%	4,091.7	3.5%
RPK (mm)(2)	2,760.5	2,716.4	1.6%	2,841.7	-2.9%
Load Factor(3)	65.2%	70.3%	-5.2 p.p	69.4%	-4.3 p.p.
Domestic Market
ASK (mm) (1)	3,884.5	3,434.5	13.1%	3,742.1	3.8%
RPK (mm) (2)	2,533.6	2,446.8	3.5%	2,615.6	-3.1%
Load Factor(3)	65.2%	71.2%	-6.0 p.p	69.9%	-4.7 p.p.
International Market
ASK (mm) (1)	350.7	427.3	-17.9%	349.7	0.3%
RPK (mm) (2)	226.9	269.6	-15.8%	226.0	0.4%
Load Factor(3)	64.7%	63.1%	+1.6 p.p	64.6%	+0.1 p.p.

Supply

Total supply increased by 9.7% year-on-year, chiefly due to the high fleet productivity, (13,2 block-hours per day in October 2011, versus 12,9 block-hours per day in October 2010), combined with: (i) the new Fortaleza/Rio Branco route, linking cities in the North and Northeast; (ii) a new flight between Porto Alegre and Santiago; and (iii) two new, regular flights to Punta Cana in the Caribbean.

In comparison with September, supply grew by 3.5%, mainly due to the higher number of operational days in October. In 2012, GOL will continue to adopt a conservative approach towards adding capacity, and expects an increase of no more than 4% in its domestic supply.

Load Factor and Yields

GOL’s total load factor came to 65.2%, 5.2 p.p. down year-on-year and  4.3 p.p. less than in the previous month, reflecting the Company’s yield recovery process for the coming months. GOL’s yields stood between 20.0 and 20.5 cents (R$), an increase of approximately 7% over the same period last year, while passenger revenue per available seat-kilometer (PRASK) remained virtually stable year-on-year.

Webjet

Webjet’s results will be included in GOL’s results as of 4Q11. Beginning this month, the Company will announce Webjet’s traffic data (ASK, RPK, and load factor) according to the table below.

Operating Data	October 2011(*)(**)	October 2010(*)(**)	% Chg. (YoY)	September 2011(*)(**)	% Chg. (MoM)
GOL
ASK (mm) (1)	4,235.2	3,861.8	9.7%	4,091.7	3.5%
RPK (mm) (2)	2,760.5	2,716.4	1.6%	2,841.7	-2.9%
Load Factor (3)	65.2%	70.3%	-5.2 p.p.	69.4%	-4.3 p.p.
WEBJET
ASK (mm) (1)	558.7	460.2	21.4%	529.9	5.4%
RPK (mm) (2)	396.8	354.9	11.8%	376.8	5.3%
Load Factor (3)	71.0%	77.1%	-6.1 p.p.	71.1%	-0.1 p.p.
CONSOLIDATED
ASK (mm) (1)	4,793.9	4,322.0	10.9%	4,621.7	3.7%
RPK (mm) (2)	3,157.3	3,071.3	2.8%	3,218.4	-1.9%
Load Factor (3)	65.9%	71.1%	-5.2 p.p.	69.6%	-3.8 p.p.

The company is currently awaiting the final examination of the transaction conducted by the Administrative Council for Economic Defense (CADE), Brazil’s antitrust authority.

Contact

Investor Relations

Leonardo Pereira –CFO

Edmar Lopes – Finance and IR Officer
Gustavo Mendes – Investor Relations

Ricardo Rocca – Investor Relations

Phone.: (55 11) 2128-4700

E-mail: ri@golnaweb.com.br

Website:www.voegol.com.br/ir

Twitter: www.twitter.com/GOLinvest

Corporate Communications
Phone.: (55 11) 2128-4413
E-mail:  comcorp@golnaweb.com.br

Twitter: www.twitter.com/GOLcomunicacao

Media Relations

Edelman (USA and Europe):

Meaghan Smith and Robby Corrado

Phone.: +1 (212) 704-8196 / 704-4590

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and BM&FBOVESPA: GOLL4), (S&P/Fitch: BB-/BB-, Moody`s: B1), the largest low-cost and low-fare airline in Latin America, offers more than 940 daily flights to 63 destinations that connect all the important cities in Brazil and 13 major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting-edge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VoeFácil brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2011

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.